SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Pivotal Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

72581R 10 6

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 |_| Rule 13d-1(b)

                 |_| Rule 13d-1(c)

                 |X|Rule 13d-1(d)

        *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72581R 10 6	13G	Page 2 of 5 Pages

1	Name Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only)
Norman B. Francis

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |_|

3	SEC Use Only

4	Citizenship Or Place Of Organization
Canadian

	5	Sole Voting Power
Number of		1,339,182

Shares	6	Shared Voting Power
Beneficially		697,143

Owned By	7	Sole Dispositive Power
Each		1,339,182

Reporting	8	Shared Dispositive Power
Person With		697,143

9	Aggregate Amount Beneficially Owned By Each Reporting Person
2,036,325

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
8.44%

12	Type Of Reporting Person (See Instructions)
IN

CUSIP No. 72581R 10 6	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:
Pivotal Corporation

Item 1	(b).	Address of Issuer's Principal Executive Offices:
300 – 224 West Esplanade, North Vancouver, British Columbia, Canada V7M 3M6

Item 2	(a).	Name of Person Filing:
Norman B. Francis

Item 2	(b).	Address of Principal Business Office or, if None, Residence:
300 – 224 West Esplanade, North Vancouver, British Columbia, Canada V7M 3M6

Item 2	(c).	Citizenship:
Canadian

Item 2	(d).	Title of Class of Securities:
Common Shares

Item 2	(e).	CUSIP Number:
72581R 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,036,325 common shares

(b)	Percent of class: 8.44%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
1,339,182 common shares, which includes
• 400,800 comon shares held of record by The Francis Family Trust, a family trust for the benefit of Mr. Francis and his three children; and
• 69,725 common shares issuable pursuant to stock options under the Issuer's Incentive Stock Option Plan that are excercisable within 60 days of December 31, 2001.

(ii)	Shared power to vote or to direct the vote
697,143 common shares, held of recored by Boardwalk Ventures Inc., a holding company owened 50% by Mr. Francis and 50% by his spouse.

CUSIP No. 72581R 10 6	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of
1,339,182 common shares, which includes
• 400,800 common shares held of record by The Francis Family Trust, a family trust for the benefit of Mr. Francis and his three children; and
• 69,725 common shares issuable puruant to stock options under the Issuer's Incentive Stock Option Plan that our excercisable within 60 days of December 31, 2001.

(iv)	Shared power to dispose or to direct the disposition of
697,143 common shares, held of recored by Boardwalk Ventures Inc., a holding company owned 50% by Mr. Francis and 50% by his spouse.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

CUSIP No. 72581R 10 6	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman B. Francis
By: Norman B. Francis
Date: February 14, 2002